

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2013

Via E-mail
Mr. Dennis G. Hatchell
Chief Executive Officer and President
The Pantry, Inc.
P.O. Box 8019
305 Gregson Drive
Cary, North Carolina 27511

> **Re: The Pantry, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed March 15, 2013**
> **File No. 333-186199**
> **Form 10-K for the Fiscal Year Ended September 27, 2012**
> **Filed December 11, 2012**
> **File No. 000-25813**

Dear Mr. Hatchell:

We have reviewed your filings and have the following comments. We have limited our review of your registration statement to the issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

With respect to your registration statement, please respond to this letter by amending your registration statement and providing the requested information. With respect to your Form 10-K, please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-4

Conditions to the Exchange Offer, page 22

1. Please revise your disclosure in the seventh bullet under this heading consistent with comment 7 in our letter dated February 21, 2013.

2. We note your response to comment 6 in our letter dated February 21, 2013. We reissue the comment in part. Please specify that you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

Form 10-K for the Fiscal Year Ended September 27, 2012

Item 8. Consolidated Financial Statements and Supplementary Data, page 44

Notes to Consolidated Financial Statements, page 49

Note 7 – Debt, page 59

3. We reviewed your response to comment 12 in our letter dated February 21, 2013. Please tell us your consideration of also disclosing the amount of retained earnings or net income restricted or free of restriction from the payment of dividends. Refer to Rule 4-08(e)(1) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Act of 1933, all applicable Securities Act rules, the Securities Exchange Act of 1934 and/or all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman, Staff Attorney, at (202) 551-3797, Catherine Brown, Staff Attorney, at (202) 551-3513, or me at (202) 551-3720 if you have questions regarding any other comments.

Sincerely,

/s/ Catherine T. Brown for

Mara L. Ransom
Assistant Director

cc: Mr. Berry Epley, Vice President, Corporate Controller
       Mr. Carl N. Patterson, Jr., Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.